UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

Commission File Number 001-35298

OCEAN RIG UDW INC.

10 Skopa Street, Tribune House
2nd Floor, Office 202, CY 1075
Nicosia, Cyprus
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 to this Report on Form 6-K are the Management's Discussion and Analysis of Financial Condition and Results of Operations and the unaudited interim condensed consolidated financial statements and related information and data of Ocean Rig UDW Inc. (the "Company") as of and for the nine-month period ended September 30, 2013.

This Report on Form 6-K and the exhibits hereto are hereby incorporated by reference into the Company's Registration Statement on Form F-3 ASR (Registration No. 333-184450) filed with the Securities and Exchange Commission on October 16, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEAN RIG UDW INC.

Dated: November 5, 2013	By: /s/George Economou
George Economou
Chief Executive Officer

Exhibit 99.1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless otherwise specified herein, references to "Ocean Rig", the "Company" or "we" shall include Ocean Rig UDW Inc. and its subsidiaries and its consolidated variable interest entities.  The following management's discussion and analysis should be read in conjunction with our unaudited interim condensed consolidated financial statements and related notes included herein.  This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled "Risk Factors" included in Company's Annual Report on Form 20-F (File No. 001-35298) for the fiscal year ended December 31, 2012, filed with the Securities and Exchange Commission (the "Commission") on March 22, 2013 and our Registration Statement on Form F-3ASR, filed with the Commission on October 16, 2012. See also the discussion in the section entitled "Forward Looking Statements" below.

Unaudited Results of Operations
Nine-months ended September 30, 2012, compared to the nine-months ended September 30, 2013
Selected Financial Data

(Expressed in thousands of U.S. Dollars)
	Nine-months ended September 30,		Change
	2012	2013	Amount	%
REVENUES:
Service revenues, net	$712,152	$834,792	$122,640	17.2%
Total revenues	712,152	834,792	122,640	17.2%

EXPENSES:
Drilling rigs and drillships operating expenses	390,490	366,646	(23,844)	(6.1)%
Depreciation and amortization	168,025	170,198	2,173	1.3%
General and administrative expenses	60,288	85,686	25,398	42.1%
Gain on sale of assets	(36)	-	36	(100.0)%
Legal settlements and other, net	4,524	6,000	1,476	32.6%
Operating income	88,861	206,262	117,401	132.1%

OTHER INCOME/(EXPENSES):
Interest and finance costs	(86,429)	(170,236)	(83,807)	97.0%
Interest income	381	6,219	5,838	1,532.3%
Gain/(loss) on interest rate swaps	(32,114)	11,000	43,114	(134.3)%
Other, net	582	5,513	4,931	847.3%
Total other expenses, net	(117,580)	(147,504)	(29,924)	25.4%

INCOME/(LOSS) BEFORE INCOME TAXES	(28,719)	58,758	87,477	(304.6)%

Income taxes	(32,603)	(35,099)	(2,496)	7.7%
NET INCOME/(LOSS)	$(61,322)	$23,659	$84,981	(138.6)%

Revenues

Revenues from drilling contracts increased by $122.6 million, or 17.2%, to $834.8 million for the nine-month period ended September 30, 2013, as compared to $712.2 million for the nine-month period ended September 30, 2012. The increase is primarily attributable to the revenue from equipment testing of the Ocean Rig Mylos which was added to the current fleet of the Company, amounting to $1.8 million and the Ocean Rig Athena which contributed $0.4 million due to recharges while under construction as agreed under contract terms. Moreover, there was an increase in operation days of the Ocean Rig Mykonos, the Ocean Rig Olympia and the Ocean Rig Corcovado within the period, as a result of the decrease in mobilization days due to the mobilization of the respective drillships to their drilling locations offshore Brazil in 2012, which contributed, in aggregate, $390.3 million of revenues during the nine-month period ended September 30, 2013, as compared to $286.5 million during the same period in 2012. This increase was partly offset by the decreased revenues earned by the Ocean Rig Poseidon, which contributed $153.7 million in  revenues during the nine-month period ended September 30, 2013, as compared to $168.8 million revenues during the same period in 2012. The Eirik Raude contributed an additional $54.3 million in revenues during the nine-month period ended September 30, 2013, as compared to the same period in 2012, which increase was offset by decreased revenues earned by the Leiv Eiriksson, during the nine month period ended September 30, 2013, amounting to $22.6 million less than the same period in 2012, due to  the Leiv Eiriksson's  mobilization and upgrade period. The maximum day rates for the contracts on which our drilling units were employed during the nine-month period ended September 30, 2013, ranged approximately between $431,000 and $670,000 per day. The maximum day rates for the contracts on which our drilling units were employed during the nine-month period ended September 30, 2012, ranged approximately between $441,000 and $675,000. Revenues for the nine-month period ended September 30, 2012, include $24.6 million for loss of hire insurance recovery related to the Ocean Rig Corcovado.

 Operating expenses

Operating expenses for drilling rigs and drillships decreased by $23.9 million, or 6.1%, to $366.6 million for the nine-month period ended September 30, 2013 compared to $390.5 million for the nine-month period ended September 30, 2012. The decrease in operating expenses was mainly due to the significant decrease of operating expenses of the Eirik Raude, the Leiv Eiriksson and the Ocean Rig Poseidon amounting to $35.4 million in aggregate  due to their mobilization and upgrades that took place during the first nine months of 2013. The total decrease was partly offset by the increase in the operation days of the Ocean Rig Mykonos, the Ocean Rig Olympia and the Ocean Rig Corcovado, resulting in operating expenses of $179.3 million for the nine-month period ended September 30, 2013, as compared to $165.5 million during the same period in 2012 due to the mobilization of the respective drillships to their drilling locations offshore Brazil in 2012 and the additional operating expenses relating to the Ocean Rig Mylos which was added to the Company's fleet amounting to $0.3 million

Depreciation and amortization expense

Depreciation and amortization expense for the drilling units increased by $2.2 million, or 1.3%, to $170.2 million for the nine-month period ended September 30, 2013, as compared to $168.0 million for the nine-month period ended September 30, 2012. The increase in depreciation and amortization expense was mainly attributable to the depreciation expense of Ocean Rig Mylos which was added to the current fleet, amounting to $3.6 million as well as the increased depreciation of the Ocean Rig Mykonos and the Leiv Eiriksson amounting to $4.5 million in aggregate and the increase in the office depreciation expense by $0.1 million. This increase was partly offset by the decrease in depreciation expense of $6.2 million in aggregate related to the depreciation of the Ocean Rig Corcovado and the Eirik Raude. The depreciation expense charged for the Ocean Rig Poseidon and the Ocean Rig Olympia remained approximately the same for the nine-month period ended September 30, 2013, as compared to the corresponding period in 2012.

General and administrative expenses

General and administrative expenses increased by $25.4 million, or 42.1%, to $85.7 million for the nine-month period ended September 30, 2013, as compared to $60.3 million for the nine-month period ended September 30, 2012, due to the increased cost for the operation of the offices in Athens and Angola and increased consultancy fees.

Gain on sale of assets

Gain on asset sales amounted to $0.04 million for the nine-month period ended September 30, 2012. No such gains were recorded during the relevant period in 2013.

Legal settlements

A loss of $6.0 million was realized for the nine-month period ended September 30, 2013, as compared to a loss of $4.5 million during the nine-month period ended September 30, 2012. The amount of $4.5 million (loss) in legal settlements for 2012 is mainly related to a claim settlement related to import/export taxes duties in Angola that was settled during 2012. The amount of $6.0 million (loss) in legal settlements for 2013 is mainly related to a claim settlement related to revenue under dispute of the operation of the Ocean Rig Corcovado in Greenland during 2011.

 Interest and finance costs

Interest and finance costs increased by $83.8 million, or 97.0%, to $170.2 million for the nine-month period ended September 30, 2013, as compared to $86.4 million for the nine-month period ended September 30, 2012. The increase is mainly due to the write off and breakage cost fees of $61.1 million for the loan associated with a higher level of debt during the nine-month period ended September 30, 2013, a higher average interest rate mainly attributed to the issuance of the senior secured notes during September 2012 and higher bank charges and commitment fees for the new syndicated loan of $1,900.0 million, as compared to the corresponding period of 2012.

Interest income

Interest income increased by $5.8 million, or 1,450.0%, to $6.2 million for the nine-month period ended September 30, 2013, compared to $0.4 million for the nine-month period ended September 30, 2012. The increase was mainly due to an increased average cash balance and higher interest rates on our deposits during 2013, as compared to 2012.

Gain/(loss) on interest rate swaps

For the nine-month period ended September 30, 2013, we incurred gains on interest rate swaps of $11.0 million, as compared to losses of $32.1 million for the nine-month period ended September 30, 2012, amounting to an increase by $43.1 or  134.3%. The gain for the nine-month period ended September 30, 2013, was mainly due to mark to market gains of outstanding swap positions.

 Other, net

Other, net increased by $4.9 million, or 816.7% to a gain of $5.5 million for the nine-month period ended September 30, 2013, compared to a gain of $0.6 million for the nine-month period ended September 30, 2012. The increase is mainly due to foreign currency exchange rate differences.

Income taxes

Income taxes increased by $2.5 million, or 7.7%, to $35.1 million for the nine-month period ended September 30, 2013, compared to $32.6 million for the nine-month period ended September 30, 2012. As our drilling units operate around the world, they may become subject to taxation in many different jurisdictions. The basis for such taxation depends on the relevant regulation in the countries in which we operate. Consequently, there is no expected relationship between the income tax expense or benefit for the period and the income or loss before taxes.

Liquidity

As of September 30, 2013, we had $501.6 million of cash and cash equivalents and $27.0 million of restricted cash mainly related to: (i) bank deposits which are blocked or pledged as cash collateral; and (ii) required minimum cash and cash equivalents (or "minimum liquidity").

Our cash and cash equivalents increased by $184.2 million, or 58.0%, to $501.6 million as of September 30, 2013, compared to $317.4 million as of December 31, 2012, and our restricted cash decreased by $165.7 million, or 86.0%, to $27.0 million as of September 30, 2013, compared to $192.7 million as of December 31, 2012.   The increase in our cash and cash equivalents relates mainly to net cash from operating activities of $131.7 million, the proceeds from long-term debt of $2,350.0 million and the decrease in restricted cash by $ 165.7 million, which is offset by loan repayments amounting to $1,607.5 million, payment of financing fees amounting to $84.0 million, advances for drillships under construction and payments for drillships' equipment and other improvements amounting to $777.5 million. Working capital is defined as current assets minus current liabilities (including the current portion of long-term debt). Our working capital surplus amounted to $429.5 million as of September 30, 2013, compared to a working capital surplus of $91.5 million as of December 31, 2012.  We believe that we will be able to satisfy our liquidity needs for the next 12 months with the cash we generate from our operations and, if required, proceeds' from future debt or equity issuances.

As of September 30, 2013, we had total indebtedness of $3.7 billion under our credit facilities and our secured and unsecured senior notes, excluding unamortized deferred financing costs.  As of September 30, 2013, we were in compliance with all covenants under our debt agreements.

On August 30, 2013, we signed a contract to construct a 7th generation ultra deepwater drillship at Samsung Heavy Industries. This 7th generation drillship is a sister ship to the three drillships currently under construction at Samsung (Ocean Rig Skyros, Ocean Rig Athena and Ocean Rig Apollo), and is scheduled to be delivered to us in December of 2015. The project value price is estimated to be approximately $600 million. The Company is currently the beneficiary of a fixed price option of $550.0 million, exercisable at no extra cost and prior to November 30, 2013, for an additional drillship to be delivered in the first quarter of 2016.

Liquidity (continued)

As of September 30, 2013, we had $1.6 billion of remaining installment payments under our drillship newbuilding contracts relating to our four newbuilding drillships. The Ocean Rig Skyros and the Ocean Rig Athena, two of our four newbuilding drillships scheduled for delivery in January 2014 and February 2014, respectively, are secured by the $1.35 billion syndicated secured term loan facility signed on February 2013. We have not obtained financing for the remaining drillships under construction and we plan to finance these capital expenditures, amounting to $862.1 million in the aggregate, with new debt or equity financing.

Please refer to the discussion of long-term debt as detailed in Note 9 of the Company's Consolidated Financial Statements included in the Annual Report on Form 20-F (File No. 001-35298) for the year ended December 31, 2012, filed with the Commission on March 22, 2013.

Cash flow

Net cash provided by operating activities was $131.7 million for the nine-month period ended September 30, 2013. For the nine-month period ended September 30, 2013, net income was adjusted for the effects of certain non-cash items including $170.2 million of depreciation and amortization of deferred financing costs. In addition, for the nine-month period ended September 30, 2013, net income was also adjusted for the effects of non-cash items, such as the gain in the change in fair value of derivatives of $40.0 million. Net cash provided by operating activities was $214.7 million for the nine-month period ended September 30, 2012.

Net cash used in investing activities was $611.9 million for the nine-month period ended September 30, 2013, compared to $133.4 million used in investing activities for the nine month period ended September 30, 2012. We made expenditures related to drillships under construction, drilling rigs, drillships, machinery, equipment and other improvements of approximately $777.5 million for the nine-month period ended September 30, 2013, compared to $133.5 million in the corresponding period of 2012. The decrease in restricted cash was $165.7 million during the nine-month period ended September 30, 2013, compared to an increase of $0.1 million in the corresponding period of 2012.

Net cash used in financing activities was $664.4 million for the nine-month period ended September 30, 2013, consisting of repayments of credit facilities amounting to $1,607.5 million and payments of financing fees amounting to $84.0 million that were partly offset by a refund of financing fees amounting to $5.9 million and proceeds from long term debt amounting to $2,350.0 million. This compares to net cash used in financing activities of $153.7 million for the nine-month period ended September 30, 2012, consisting of the proceeds of new loans, repayments of credit facilities and payments of financing costs.

Financing activities

Long-term debt

As of September 30, 2013, the Company was in compliance with the covenants in its debt agreements.

As of September 30, 2013, we had a total of $3.6 billion in debt outstanding (net of deferred financing fees) under our credit facilities with various institutions and other debt agreements. The annual principal payments required to be made after September 30, 2013, including balloon payments due through July 2020 are as follows:

Twelve months ending:	Total (in thousands)

September 30, 2014	$59,000
September 30, 2015	59,000
September 30, 2016	1,359,250
September 30, 2017	50,750
September 30, 2018	1,100,750
September 30, 2019 and thereafter	1,021,250

Total principal payments	3,650,000

Less: Deferred financing costs	(89,191)

Total debt	$3,560,809

Off-balance sheet arrangements

We do not have any off-balance sheet arrangements.

Recent developments

The deliveries of the newbuildings Ocean Rig Skyros and Ocean Rig Athena are rescheduled for January 2014 and February 2014 respectively, due to the late delivery of third party and sub-supplier equipment.

On October 29, 2013, we agreed with a major oil company to extend for 60 days the expiration of the previously announced Letter of Award for our ultra deepwater drillship Ocean Rig Skyros.

On November 4, 2013, the Ocean Rig Mylos commenced drilling operations under the three year contract with Repsol Sinopec Brazil S.A.

Supplemental Information

Drill Rigs Holdings Inc. and its Operating Subsidiaries

Selected historical consolidated financial information and other data:

The following table sets forth certain financial and other data of Drill Rigs Holdings Inc., our wholly-owned subsidiary and the issuer of $800.0 million aggregate principal amount of 6.50% senior secured notes due 2017 (the "Senior Secured Notes") and each of  its subsidiaries, that is a guarantor of  the Senior Secured Notes (collectively "Drill Rigs Holdings"), at the dates and for the periods indicated, which are derived from the unaudited financial statements of Drill Rigs Holdings on a consolidated basis and were prepared by us for use in connection with certain reporting requirements set forth in the indenture governing the 6.5% Senior Secured Notes.

	Year Ended December 31, 2012		Nine Months Ended September 30, 2013
(Dollars in thousands)
Total revenue	$		$295,327
EBITDA
Total assets		1,271,829	1,360,162
Total debt, net of financing fees		(781,001)	(783,583)
Shareholders equity		(337,086)	(444,816)
Total cash and cash equivalents		62,429	49,677
Capital expenditures		$(27,908)	$(75,369)

EBITDA reconciliation:

EBITDA represents net income before interest, taxes, depreciation and amortization and class survey costs.  EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles ("U.S. GAAP") and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which Drill Rigs Holdings measures its operations and efficiency. EBITDA is also presented herein because Drill Rigs Holdings believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

(Dollars in thousands)	Nine Months Ended September 30,
	2012	2013
Net income/ (loss)	$87	74,257
Add: Net interest expense	23,566	28,784
Add: Depreciation and amortization	55,205	54,269
Add: Class survey costs	21,579	-
Add: Income taxes	6,245	2,606
EBITDA	$106,682	159,916

Drillships Financing Holding Inc. and its Operating Subsidiaries

The following table sets forth certain financial and other data of Drillships Financing Holding Inc., our wholly-owned subsidiary and a borrower under the Credit Agreement (as defined above under "—Recent Developments" and each of its subsidiaries that is a guarantor under the Credit Agreement (collectively, "Drillships Financing Holding"), at the dates and for the periods indicated, which is derived from unaudited financial statements of Drillships Financing Holding on a consolidated basis and was prepared for us for use in connection with certain reporting requirements set forth in the Credit Agreement.

Summary consolidated historical financial and other data

	Year Ended December 31, 2012	Nine Months Ended September 30, 2013
(Dollars in thousands)
Total revenue		$482,979
EBITDA
Total assets	3,635,059	3,404,462
Total debt, net of financing fees	(1,580,705)	(1,841,206)
Shareholders equity	(1,859,692)	(1,383,102)
Total cash and cash equivalents	8,259	58,775
Capital expenditures	$(53,557)	$(16,287)

EBITDA reconciliation

EBITDA represents net income before interest, taxes, depreciation and amortization.  EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles ("U.S. GAAP") and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which Drillships Financing Holding measures its operations and efficiency. EBITDA is also presented herein because Drillships Financing Holding believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

(Dollars in thousands)	Nine Months Ended September 30,
	2012	2013
Net (loss)/ income	$(920)	21,367
Add: Net interest expense	62,995	108,449
Add: Depreciation and amortization	111,811	111,314
Add: Income taxes	20,235	24,468
EBITDA	$194,121	265,598

Adjustments to the calculation of Consolidated Net Income under the Credit Agreement

      There have been no adjustments to the calculation of consolidated net income in connection with drydock, shipyard stay and special survey expenses for the rigs of Drillships Financing Holding.

Significant Accounting Policies

A discussion of the Company's significant accounting policies can be found in the Company's Consolidated Financial Statements included in the Annual Report Form 20-F (File No. 001-35298) for the year ended December 31, 2012 filed with the Commission on March 22, 2013.  There have been no material changes to these policies in the nine-month period ended September 30, 2013.

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical or present facts or conditions.

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection therewith. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," and "expect" and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors and matters discussed elsewhere in this document, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include factors related to:

●	future operating or financial results;
●
the offshore drilling market, including supply and demand, utilization rates, dayrates, customer drilling programs, commodity prices, effects of new rigs on the market and effects of declines in commodity prices and downturn in global economy on market outlook for our various geographical operating sectors and classes of rigs;

●
hazards inherent in the drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations;

●
customer contracts, including contract backlog, contract commencements, contract terminations, contract option exercises, contract revenues, contract awards and rig mobilizations, newbuildings, upgrades, shipyard and other capital projects, including completion, delivery and commencement of operations dates, expected downtime and lost revenue;

●
political and other uncertainties, including political unrest, risks of terrorist acts, war and civil disturbances, piracy, significant governmental influence over many aspects of local economies, seizure, nationalization or expropriation of property or equipment;

●	repudiation, nullification, modification or renegotiation of contracts;
●	limitations on insurance coverage, such as war risk coverage, in certain areas;
●	foreign and U.S. monetary policy and foreign currency fluctuations and devaluations;
●	the inability to repatriate income or capital;
complications associated with repairing and replacing equipment in remote locations;
●	import-export quotas, wage and price controls imposition of trade barriers; regulatory or financial requirements to comply with foreign bureaucratic actions;
●	changing taxation policies and other forms of government regulation and economic conditions that are beyond our control;
●	the level of expected capital expenditures and the timing and cost of completion of capital projects;
●	our ability to successfully employ our drilling units, procure or have access to financing, ability to comply with loan covenants, liquidity and adequacy of cash flow for our obligations;
●
factors affecting our results of operations and cash flow from operations, including revenues and expenses, uses of excess cash, including debt retirement, timing and proceeds of asset sales, tax matters, changes in tax laws, treaties and regulations, tax assessments and liabilities for tax issues, legal and regulatory matters, including results and effects of legal proceedings, customs and environmental matters, insurance matters, debt levels, including impacts of the financial and credit crisis;

●	the effects of accounting changes and adoption of accounting policies; and
●	recruitment and retention of personnel.

We caution readers of this document not to place undue reliance on these forward-looking statements, which speak only as of their dates.

OCEAN RIG UDW INC.
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

OCEAN RIG UDW INC.
Consolidated Balance Sheets
As of December 31, 2012 and September 30, 2013 (unaudited)
(Expressed in thousands of U.S. Dollars - except for share and per share data)

	December 31, 2012		September 30, 2013
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$317,366		$501,600
Restricted cash	37,321		2,005
Trade accounts receivable, net of allowance for doubtful receivables of $14,685 and $8,685 at December 2012 and September 30, 2013, respectively	148,808		224,025
Other current assets (Note 4)	93,639		94,453
Total current assets	597,134		822,083

FIXED ASSETS, NET:
Advances for drillships under construction and related costs (Note 5)	992,825		960,119
Drilling rigs, drillships, machinery and equipment, net (Note 6)	4,399,462		5,044,295
Total fixed assets, net	5,392,287		6,004,414

OTHER NON-CURRENT ASSETS:
Financial instruments (Note 9)	935		12,870
Restricted cash	155,374		25,000
Intangible assets, net	7,619		6,536
Other non-current assets (Note 7)	71,765		98,349
Total non-current assets, net	235,693		142,755
Total assets	$6,225,114		$6,969,252

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred finance costs (Note 8)	$169,780		$45,196
Accounts payable and other current liabilities	69,827		77,900
Accrued liabilities	156,886		158,110
Due to related parties (Note 3)	-		24
Deferred revenue	69,635		80,424
Financial instruments (Note 9)	39,537		30,946
Total current liabilities	505,665		392,600

NON-CURRENT LIABILITIES
Long term debt, net of current portion and deferred financing costs (Note 8)	2,683,630		3,515,613
Financial instruments (Note 9)	38,087		18,647
Deferred revenue	71,815		87,004
Pensions	4,057		1,119
Other non-current liabilities	13,345		15,539
Total non-current liabilities	2,810,934		3,637,922

COMMITMENTS AND CONTINGENCIES (Note 14)		-		-

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 500,000,000 shares authorized at December 31, 2012 and September 30, 2013, nil issued and outstanding at December 31, 2012 and September 30, 2013		-		-
Common stock, $0.01 par value; 1,000,000,000 shares authorized, at December 31, 2012 and September 30, 2013, 131,725,128 issued and outstanding at December 31, 2012 and September 30, 2013 (Note 10)	1,317		1,317
Additional paid-in capital (Note 10)	3,489,018		3,491,292
Accumulated other comprehensive loss	(27,825)		(23,543)
Accumulated deficit	(553,995)		(530,336)
Total stockholders' equity	2,908,515		2,938,730
Total liabilities and stockholders' equity	$6,225,114		$6,969,252

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

OCEAN RIG UDW INC.
Unaudited Interim Condensed Consolidated Statements of Operations
For the nine-month periods ended September 30, 2012 and 2013
(Expressed in thousands of U.S. Dollars - except for share and per share data)

	Nine-month period ended September 30,
	2012	2013
REVENUES:
Service revenue , net	$712,152	$834,792
Total Revenues	712,152	834,792

EXPENSES:
Drilling rigs and drillships operating expenses	390,490	366,646
Depreciation and amortization	168,025	170,198
General and administrative expenses	60,288	85,686
Gain on sale of assets	(36)	-
Legal settlements and other, net (Note 14)	4,524	6,000
Operating income	88,861	206,262

OTHER INCOME / (EXPENSES):
Interest and finance costs (includes ($22,904) accumulated other comprehensive reclassifications in 2012 for losses on previously designated cash flow hedges) (Note 12)	(86,429)	(170,236)
Interest income	381	6,219
Gain/(loss) on interest rate swaps (Note 9)	(32,114)	11,000
Other, net	582	5,513
Total other expenses, net	(117,580)	(147,504)

INCOME / (LOSS) BEFORE INCOME TAXES	(28,719)	58,758
Income taxes (Note 11)	(32,603)	(35,099)

NET INCOME / (LOSS) ATTRIBUTABLE TO OCEAN RIG UDW INC.	$(61,322)	$23,659

NET INCOME / (LOSS) ATTRIBUTABLE TO OCEAN RIG UDW INC. COMMON STOCKHOLDERS (Note 13)	$(61,322)	$22,627

EARNINGS/ (LOSS) PER SHARE ATTRIBUTABLE TO OCEAN RIG UDW INC. COMMON STOCKHOLDERS , BASIC AND DILUTED (Note 13)	$(0.47)	$0.18
WEIGHTED AVERAGE NUMBER OF COMMON SHARES, BASIC AND DILUTED (Note 13)	131,696,928	131,715,545

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

OCEAN RIG UDW INC.
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income/ (Loss)
For the nine-month periods ended September 30, 2012 and 2013
(Expressed in thousands of U.S. Dollars)

	Nine-month period ended September 30,
	2012	2013
Net income / (loss)	$(61,322)	$23,659

Other comprehensive income / (loss):
Reclassification of losses on previously designated cash flow hedges to interest and finance costs	22,904	-
Reclassification of losses on previously designated cash flow hedges associated with capitalized interest to depreciation and amortization	776	777
Actuarial gains/ (losses)	(553)	3,505
Total other comprehensive income	23,127	4,282

Comprehensive income / (loss) attributable to Ocean Rig UDW Inc.	$(38,195)	$27,941

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

OCEAN RIG UDW INC.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the nine-month periods ended September 30, 2012 and 2013
(Expressed in thousands of U.S. Dollars)

	Nine-month period ended September 30,
	2012	2013
Net Cash Provided by Operating Activities	214,728	131,682

Cash Flows from Investing Activities:
Advances for drillships under construction	(55,352)	(252,668)
Drilling rigs, drillships machinery, equipment and other improvements	(78,119)	(524,879)
Decrease in restricted cash	(114)	165,690
Proceeds from sale of assets	180	-
Net Cash Used in Investing Activities	(133,405)	(611,857)
Cash Flows from Financing Activities:
Proceeds from long term debt	800,000	2,350,000
Principal payments and repayments of long-term debt	(627,500)	(1,607,500)
Payment of financing costs, net	(18,752)	(78,091)
Net Cash provided by Financing Activities	153,748	664,409
Net increase in cash and cash equivalents	235,071	184,234
Cash and cash equivalents at beginning of period	250,878	317,366
Cash and cash equivalents at end of period	$485,949	$501,600

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

OCEAN RIG UDW INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1.  Basis of Presentation and General Information:

The accompanying unaudited interim condensed consolidated financial statements include the accounts of Ocean Rig UDW Inc., its subsidiaries and consolidated Variable Interest Entities ("VIEs") (collectively, the "Company," "Ocean Rig UDW" or "Group"). Ocean Rig UDW was formed on December 10, 2007, under the laws of the Republic of the Marshall Islands under the name Primelead Shareholders Inc. The Company was established by DryShips Inc. ("DryShips" or "the Parent") for the purpose of being the holding company of its drilling segment. DryShips is currently impacted by the prolonged downturn in the drybulk charter market. The Company, in the preparation of its consolidated financial statements, has considered its relationship to its Parent and any impact its Parent's financial condition might have on its own consolidated financial statements. Based on its assessment, the Company has concluded that there is no impact on the basis of preparation of its consolidated financial statements.

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and applicable rules and regulations of the Securities and Exchange Commission ("SEC") for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 22, 2013.

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the Company's annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the nine-month period ended September 30, 2013, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2013.

2. Significant Accounting Policies:

Described below are the accounting standards that were adopted in the first nine months of 2013. A discussion of the Company's significant accounting policies can be found in the Company's consolidated financial statements included in the Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 22, 2013 (the "Consolidated Financial Statements for the year ended December 31, 2012"). There have been no material changes to these policies in the nine-month period ended September 30, 2013.

Comprehensive Income- Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income
Within the period the Company adopted the requirements of ASU 2013-02, "Comprehensive Income (Topic 220) - Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income". The objective of this Update is to improve the reporting of reclassifications out of accumulated other comprehensive income. The amendments do not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts.

OCEAN RIG UDW INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

3. Transactions with Related Parties:

Global Services Agreement: On December 1, 2010, DryShips entered into a Global Services Agreement (effective December 21, 2010) with Cardiff Marine Inc. (Cardiff), a company controlled by the Chairman, President and Chief Executive Officer of the Company and DryShips, Mr. George Economou, pursuant to which DryShips engaged Cardiff to act as consultant on matters of chartering and sale and purchase transactions for the offshore drilling units operated by the Company. Under the Global Services Agreement, Cardiff, or its subcontractor, (i) provided consulting services related to the identification, sourcing, negotiation and arrangement of new employment for offshore assets of the Company and its subsidiaries; and (ii) identified, sourced, negotiated and arranged the sale or purchase of the offshore assets of the Company and its subsidiaries. In consideration of such services, DryShips paid Cardiff a fee of 1.0% in connection with employment arrangements and 0.75% in connection with sale and purchase activities. Costs from the Global Services Agreement were expensed in the unaudited interim condensed consolidated statements of operations or capitalized as a component of "Advances for drillships under construction and related costs" being a directly attributable cost to the construction, as applicable, and as a shareholders' contribution to capital ("Additional paid-in capital"). For the nine-month period ended September 30, 2012, total fees of $4,143 and $56 were charged by Cardiff under the Global Services Agreement relating to employment arrangements and sale and purchase activities, respectively and are included in "Service revenue, net" in the unaudited interim condensed consolidated statement of operations and capitalized as a component of "Advances for drillships under construction," respectively.

Effective January 1, 2013, DryShips terminated the Global Services Agreement with Cardiff. The Global Services Agreement has been replaced by the New Global Services Agreement, effective as of January 1, 2013, between Ocean Rig Management Inc. ("Ocean Rig Management"), a wholly-owned subsidiary of Ocean Rig UDW and Cardiff Drilling Inc. (formerly known as Cardiff Oil & Gas Management), a company controlled by the Company's Chairman, President and Chief Executive Officer, Mr. George Economou, with the same terms and conditions as in the previous Global Services Agreement between DryShips and Cardiff, except that under the New Global Services Agreement, the Company is obligated to pay directly the fees of 1.0% in consideration of employment arrangements under the agreement and 0.75% in consideration of purchase and sale activities under the agreement, whereas under the Global Services Agreement, those fees were paid by DryShips. For the nine-month period ended September 30, 2013, the Company incurred a cost of $7,209 and $3,927 under Global Services Agreement related to employment arrangements and sale and purchase activities, respectively which are included in "Service revenue, net" in the unaudited interim condensed consolidated statement of operations and capitalized as a component of "Advances for drillships under construction," respectively. At September 30, 2013, an amount of $24 was payable to Cardiff and is included in "Due to related party" in the accompanying consolidated balance sheets.

Vivid Finance Limited: Under the consultancy agreement effective from September 1, 2010, between DryShips and Vivid Finance Limited ("Vivid"), a company controlled by the Chairman, President and Chief Executive Officer of the Company and DryShips, Mr. George Economou, pursuant to which Vivid acts as a consultant on financing matters for DryShips and its affiliates, Vivid provided the Company with financing-related services such as (i) negotiating and arranging new loan and credit facilities, interest rate swap agreements, foreign currency contracts and forward exchange contracts, (ii) renegotiating existing loan facilities and other debt instruments and (iii) the raising of equity or debt in the capital markets. In exchange for its services in respect of the Company, Vivid was entitled to a fee equal to 0.20% on the total transaction amount. The consultancy agreement has a term of five years and may be terminated (i) at the end of its term unless extended by mutual agreement of the parties; (ii) at any time by the mutual agreement of the parties; and (iii) by DryShips after providing written notice to Vivid at least 30 days prior to the actual termination date. The Company did not pay for services provided in accordance with this agreement, DryShips paid for such services. Accordingly, these expenses were recorded in the consolidated statement of operations (or as otherwise required by US GAAP) and as a shareholders contribution to capital ("Additional paid-in capital"). For the nine-month period ended September 30, 2012, total charges from Vivid under the agreement amounted to $9,268, relating to renegotiations of the existing debt agreements with the financial institutions described in Note 8 below and are included in "General and administrative expenses" in the unaudited interim condensed consolidated statement of operations.

 Effective January 1, 2013, Ocean Rig Management entered into a new consultancy agreement with Vivid, on the same terms and conditions as the consultancy agreement, dated as of September 1, 2010, between DryShips and Vivid, except that under the new agreement, the Company is obligated to pay directly the fee of 0.20% to Vivid on the total transaction amount in consideration of the services provided, whereas under the consultancy agreement between DryShips and Vivid, this fee was paid by DryShips. For the nine-month period ended September 30, 2013, total charges from Vivid under the agreement amounted to $13,943 and are included in "General and administrative expenses" in the unaudited interim condensed consolidated statement of operations.

In connection with Ocean Rig Management's entry into the new consultancy agreement described above, the consultancy agreement between DryShips and Vivid was amended, effective as of January 1, 2013, to limit the scope of the services provided under the agreement to DryShips and its subsidiaries or affiliates, except for Ocean Rig UDW and its subsidiaries.

OCEAN RIG UDW INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

3.  Transactions with Related Parties-(continued):

Basset Holdings Inc.: Under the consultancy agreement effective from June 1, 2012, between Ocean Rig UDW and Basset Holdings Inc. ("Basset"), a related party entity incorporated in the Republic of Marshall Islands, Basset provides consultancy services relating to the services of Anthony Kandylidis in his capacity as Executive Vice-President of Ocean Rig UDW. The annual remuneration to be awarded to Basset under the consultancy agreement is Euro 0.9 million ($1.2 million based on the Euro/U.S. Dollar exchange rate as of September 30, 2013). On August 20, 2013, the Compensation Committee of Ocean Rig approved that a cash bonus of $3.0 million be paid to Basset for the contribution of Antony Kandylidis for Executive Vice President's services.

 For the nine month period ended September 30, 2012, the Company incurred costs of $2,327, including sign on bonus of Euro 1.5 million ($1.9 million based on the exchange rate as of September 30, 2012) related to this agreement. For the nine-month period ended September 30, 2013, the Company incurred costs of $3,892 related to this agreement which are included in "General and administrative expenses" in the unaudited interim condensed consolidated statement of operations.

Azara Services S.A.: Under the consultancy agreement entered on September 9, 2013 and effective from January 1, 2013, between the Company and Azara Services S.A. ("Azara"), a related party entity incorporated in the Republic of Marshall Islands, Azara provides consultancy services relating to the services of George Economou in his capacity as Chief Executive Officer of the Company.  The annual remuneration to be awarded to Azara under the consultancy agreement is $2,500 in cash. For the nine month period ended September 30, 2013, the Company incurred costs of $4,375  related to this agreement which are included in "General and administrative expenses" in the unaudited interim condensed consolidated statement of operations, including a sign on bonus of $2,500. In addition, on August 20, 2013, the Company's Compensation Committee approved a sign-on bonus of 150,000 shares of the Company's common stock to Azara, relating to the services of Mr. George Economou as Chief Executive Officer of the Company. The shares vest over a period of two years  with 50,000 shares vesting on the grant date, 50,000 shares vesting on August 20, 2014 and 50,000 vesting on August 20, 2015 respectively. The stock based compensation is being recognized to expenses over the vesting period and based on the fair value of the Ocean Rig Shares on the grant date of $17.56 per share. For the nine-month period ended September 30, 2013, an amount of $1,026 representing stock based compensation expense was recorded in "General and administrative expenses," in the accompanying unaudited interim condensed consolidated statements of operations.

Private offering: In April 2012, companies affiliated with the Company's Chairman, President and Chief Executive Officer, George Economou, purchased a total of 2,185,000 common shares of the Company in the public offering of the Company's common shares by DryShips that was completed on April 17, 2012.

4.  Other current assets

The amount of other current assets shown in the accompanying consolidated balance sheets is analyzed as follows:

	December 31, 2012	September 30, 2013
Inventories	$13,727	$5,841
Deferred mobilization expenses	46,407	60,445
Prepayments and advances	14,789	17,370
Swap cash collateral	8,000	3,000
Other	10,716	7,797
Total	$93,639	$94,453

5.  Advances for drillships under construction and related costs:

The amounts shown in the accompanying consolidated balance sheets include milestone payments under the shipbuilding contracts with the shipyards, supervision costs and any material related expenses incurred during the construction periods, all of which are capitalized in accordance with the accounting policy discussed in Note 2 of the Consolidated Financial Statements for the year ended December 31, 2012.

The movement of the account during the nine month period ended September 30, 2013, was as follows:

Balance, December 31, 2012	$992,825
Advances for drillships under construction and related costs	685,603
Drillship delivered	(718,309)
Balance, September 30, 2013	$960,119

OCEAN RIG UDW INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

5.  Advances for drillships under construction and related costs (continued):

On August 19, 2013, Ocean Rig took delivery of its newbuilding drillship the Ocean Rig Mylos.

 On August 30, 2013, Drillship Santorini Owners Inc., a wholly owned subsidiary of Ocean Rig signed a contract to construct a 7th generation ultra deepwater drillship at Samsung Heavy Industries. This 7th generation drillship is a sister ship to the three drillships currently under construction at Samsung (Ocean Rig Skyros, Ocean Rig Athena and Ocean Rig Apollo), and is scheduled to be delivered to the Company in December 2015. The project value price is estimated to be approximately $600 million. The Company is currently the beneficiary of a fixed price option of $550 million, exercisable at no extra cost and prior to November 30, 2013, for an additional drillship to be delivered in the first quarter of 2016.

6.  Drilling rigs, drillships, machinery and equipment, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2012	$4,968,397	$(568,935)	$4,399,462
Additions/ transfer from drillships under construction	813,182	-	813,182
Depreciation	-	(168,349)	(168,349)
Balance September 30, 2013	$5,781,579	$(737,284)	$5,044,295

As of September 30, 2013, all of the Company's operating drilling rigs and drillships have been pledged as collateral to secure the Company's 6.50% senior secured notes and bank loans (Note 8).

7.   Other non-current assets

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2012	September 30, 2013

Deferred mobilization expenses	$53,615	$60,275
Deferred finance costs	-	15,049
Other	18,150	23,025
Total	$71,765	$98,349

8.   Long-term debt:

	December 31, 2012	September 30, 2013
Term loans/Credit facilities	$1,607,500	$2,350,000
9.5% Senior Unsecured Notes	500,000	500,000
6.5% Senior Secured Notes	800,000	800,000
Less: Deferred financing costs	(54,090)	(89,191)
Total debt	2,853,410	3,560,809
Less: Current portion	(169,780)	(45,196)
Long-term portion	$2,683,630	$3,515,613

OCEAN RIG UDW INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8.   Long-term debt (continued):

9.5% Senior Unsecured Notes due 2016
On April 27, 2011, the Company issued $500,000 aggregate principal amount of its 9.5% senior unsecured notes due 2016 (the "Senior Unsecured Notes") offered in a private placement, resulting in net proceeds of approximately $487,500. The Senior Unsecured Notes are unsecured obligations and rank senior in right of payment to any future subordinated indebtedness and equally in right of payment to all of its existing and future unsecured senior indebtedness.

The Senior Unsecured Notes are not guaranteed by any of the Company's subsidiaries. Upon a change of control, which occurs if 50% or more of the Company's shares are acquired by any person or group other than DryShips or its affiliates, the note holders will have an option to require the Company to purchase all outstanding notes at a redemption price of 100% of the principal amount thereof plus accrued and unpaid interest to the date of purchase. The contractual semi-annual coupon interest rate is 9.5% per year.

6.5% Senior Secured Notes due 2017
On September 20, 2012, the Company's wholly owned subsidiary Drill Rigs Holdings Inc. (the "Issuer"), issued $800,000 aggregate principal amount of 6.50% Senior Secured Notes due 2017 (the "Drill Rigs Senior Notes") offered in a private offering, resulting in net proceeds of approximately $781,965. The Company used a portion of the net proceeds of the notes to repay the full amount outstanding under its $1,040,000 senior secured credit facility as at September 20, 2012. The Drill Rigs Senior Notes are secured obligations and rank senior in right of payment to any future subordinated indebtedness and equally in right of payment to all of its existing and future unsecured senior indebtedness.

The Drill Rigs Senior Notes are fully and unconditionally guaranteed by the Company and certain of its existing and future subsidiaries (collectively, the "Issuer Subsidiary Guarantors" and, together with the Company, the "Guarantors").

Upon a change of control, which occurs if 50% or more of the Company's shares are acquired by any person or group other than DryShips or its affiliates, the Issuer will be required to make an offer to repurchase the Drill Rigs Senior Notes at a price equal to 101% of the principal amount thereof, plus any accrued and unpaid interest thereon to the date of repurchase. On or after October 1, 2015, the Issuer may, at its option, redeem all or a portion of the Drill Rigs Senior Notes, at one time or from time to time at 103.25% (from October 1, 2015 to September 30, 2016) or 100% (October 1, 2016 and thereafter) of the principal amount thereof, plus any accrued and unpaid interest thereon to the date of redemption.

The Drill Rigs Senior Notes and the Drill Rigs Senior Notes guarantees are secured, on a first priority basis, by a security interest in the Issuer's two semi-submersible offshore drilling rigs, the Leiv Eiriksson and the Eirik Raude, and certain other assets of the Issuer and the Issuer Subsidiary Guarantors, and by a pledge of the stock of the Issuer and the Issuer Subsidiary Guarantors, subject to certain exceptions. The contractual semi-annual coupon interest rate is 6.5% on the Drill Rigs Senior Notes.

Term bank loans/ credit facilities

The bank loans are payable in U.S. Dollars in quarterly and semi-annual installments with balloon payments due at maturity between July 2016 and July 2020. Interest rates on the outstanding loans as at September 30, 2013, are based on LIBOR plus a margin, except for an amount of $1,900,000, from the loan facilities which is based on a fixed rate.

On February 28, 2013, Drillships Ocean Ventures Inc., the Company's wholly-owned subsidiary, entered into a secured term loan facilities agreement with a syndicate of lenders and DNB Bank ASA, as facility agent and security agent, in the amount of $1, 350,000 to partially finance the construction costs of the Ocean Rig Mylos, the Ocean Rig Skyros and the Ocean Rig Athena. The facilities agreement is comprised of three term loan facilities of up to $150,000 each (one relating to each of the aforementioned seventh generation drillships) made available by the commercial lenders, or the Commercial Facilities, three term loan facilities of up to $150,000 each (one relating to each of the aforementioned seventh generation drillships) made available by Eksportkreditt Norge AS, or the Eksportkreditt GIEK Facilities, and three term loan facilities of up to $150,000 each (one relating to each of the aforementioned seventh generation drillships) made available by the Export-Import Bank of Korea, or the Kexim Facilities.  All term loan facilities bear interest at LIBOR plus a margin and are repayable in quarterly installments, beginning three months after the delivery of each drillship. The Commercial Facilities mature five years after the first repayment date while the Eksportkreditt GIEK Facilities and Kexim Facilites mature five or eleven years after the first repayment date at the lenders option.  In connection with this loan, the Company paid $22.4 million as loan origination fees, which have been classified in other non-current assets at the date of the transaction. On August 20, 2013, the Company drew down an amount of $450,000 under the above facility in connection with Ocean Rig Mylos delivery.

OCEAN RIG UDW INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8.  Long-term debt - (continued):

Under the above agreement, the Company could only pay dividends or make other distributions in respect of its capital stock in an amount up to 50% of its net income of each previous financial year, provided in each case that the Company maintains minimum liquidity in an aggregate amount of not less of $200,000 million in cash and cash equivalents and restricted cash and maintain such level for the next 12 months following the date of the dividend payment.

In April 2013, the Company requested from Deutsche Bank Luxembourg SA and the lender accepted, to waive certain clauses of the loan agreements to amongst others, withdraw certain minimum cash requirements. Moreover, in June 2013, the Company requested from Nordea Finland Plc. its consent to reduce the notification days for the voluntary prepayment.

On July 12, 2013,  the Company, through its wholly-owned subsidiaries, Drillships Financing Holding Inc. ("DFHI") and Drillships Projects Inc., entered into a $1,800,000 senior secured term loan facility, comprised of tranche B-1 term loans in an aggregate principal amount equal to $975,000 ("Tranche B-1 Term Loans") and tranche B-2 term loans in an aggregate principal amount equal to $825,000 ("Tranche B-2 Term Loans" and, together with the Tranche B-1 Term Loans, the "Term Loans"), with respective maturity dates in the first quarter of 2021, subject to adjustment to the third quarter of 2020 in certain circumstances, and the third quarter of 2016. The Term Loans are initially guaranteed by the Company and certain existing and future subsidiaries of DFHI and are secured by certain assets of, and by a pledge of the stock of, DFHI and the subsidiary guarantors. The net proceeds of the Term Loans were used by the Company to repay in full the then outstanding balances of the $800,000 secured term loan agreement and the two $495,000 senior secured credit facilities, amounting to $1,519,168 in aggregate. The unamortized balance of deferred finance fees associated with the repaid loans, amounted to approximately $23.3 million, was written off upon the extinguishment of the related debt in July 2013. In addition, restricted cash of $131.6 million associated with the respective loans has been released upon the repayment. On July 26, 2013, the Company through its wholly-owned subsidiaries DFHI and Drillships Projects Inc. entered into an incremental amendment to the $1,800,000 senior term loan for additional tranche B-1 term loans in an aggregate principal amount of $100,000.

On August 30, 2013, the Company signed a supplemental agreement to amend certain provisions in its $1,350,000 Senior Secured Facility dated February 28, 2013. Under the terms of the agreement, the existing dividend restriction of up to 50% of preceding fiscal year net income amended to apply on a cumulative basis from July 1, 2013, onwards (50% of cumulative net income and 100% of cumulative losses) and include a carve-out to pay additional dividends up to the higher of (i) $150,000 and (ii) 5% of the Company's net tangible assets. Furthermore, the minimum interest coverage ratio requirement will be 2.0 times until June 30, 2015 and the maximum leverage ratio will be 6.5 times until June 30, 2014, 6.0 times until December 31, 2014 and 5.5 times until June 30, 2015.

The Company's outstanding debt is secured by, among other things, first priority mortgages over the Company's operating and newbuilding drilling units, corporate guarantees, first priority assignments of all freights, earnings, insurances and requisition compensation relating to such drilling units and a pledge of the shares of capital stock of certain of the Company's subsidiaries. Certain of our debt instruments contain financial covenants, minimum coverage ratio requirements and minimum liquidity and working capital requirements, and restrict, without the bank's prior consent, the Company's ability to, among other things, pay dividends, change the management and ownership of its drillships, incur additional indebtedness, incur and create liens on its assets, and change in the general nature of the Company's business, and require that the Company maintain an established place of business in the United States or the United Kingdom.

Total interest incurred on long-term debt and amortization of debt issuance costs including capitalized interest, for the nine-month periods ended September 30, 2012 and 2013, amounted to $105,014 and $166,172, respectively. These amounts, net of capitalized interest of $30,782 and $49,392 for the nine-month periods ended September 30, 2012 and 2013, respectively, are included in "Interest and finance costs" in the accompanying unaudited interim condensed consolidated statement of operations.

The aggregate available undrawn amounts under the Company's facilities at September 30, 2013, are $900,000. As of September 30, 2013, the Company is required to pay, on a quarterly basis, a commitment fee of 1.40%, per annum of its undrawn portion of the line of credit. The weighted average interest rates on the above bank loans and notes were 4.68% and 6.32% for the nine-month period ended September 30, 2012 and 2013, respectively.

OCEAN RIG UDW INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8.  Long-term debt - (continued):

The annual principal payments required to be made after September 30, 2013, including balloon payments totaling $3,650,000 due through July 2020 are as follows:

September 30, 2014	$59,000
September 30, 2015	59,000
September 30, 2016	1,359,250
September 30, 2017	50,750
September 30, 2018	1,100,750
September 30, 2019 and thereafter	1,021,250
Total principal payments	3,650,000
Less: Deferred financing costs	(89,191)
Total debt	$3,560,809

9. Financial Instruments and Fair Value Measurements:

ASC 815, "Derivatives and Hedging" requires companies to recognize all derivative instruments as either assets or liabilities at fair value in the statement of financial position. Effective January 1, 2011, the Company removed the designation of the cash flow hedges and discontinued hedge accounting for the associated interest rate swaps.

The Company recognizes all derivative instruments as either assets or liabilities at fair value on its consolidated balance sheets.

Changes in the fair value of derivative instruments that have not been designated as hedging instruments are reported in the accompanying consolidated statement of operations.

The Company enters into interest rate swap transactions to manage interest costs and risk associated with changing interest rates with respect to its variable interest rate loans and credit facilities. All of the Company's derivative transactions are entered into for risk management purposes.

As of September 30, 2013, the Company had outstanding 9 interest rate swap agreements of $2.2 billion notional amount, maturing from September 2014 through November 2017.

As of December 31, 2012 and September 30, 2013, security deposits of $8,000 and $3,000 were provided as security by the Company (Note 4) respectively. These amounts are expected to be released upon the delivery of Ocean Rig Skyros, which is expected to be delivered within the first quarter of 2014.

Tabular disclosure of financial instruments is as follows:

Fair Values of Derivative Instruments in the consolidated balance sheets:

Derivatives not designated as Hedging Instruments	Balance Sheet Location	December 31, 2012 Fair value	September 30, 2013 Fair value
Interest rate swaps	Financial Instruments non-current assets	$935	$12,870
Interest rate swaps	Financial Instruments current liabilities	(39,537)	(30,946)
Interest rate swaps	Financial Instruments non-current liabilities	(38,087)	(18,647)
Total derivatives		$(76,689)	$(36,723)

During the nine-month periods ended September 30, 2012 and 2013, the losses transferred from accumulated other comprehensive loss to the statement of operations were $23,680 and $777, respectively. The estimated net amount of existing losses at September 30, 2013, that will be reclassified into earnings within the next twelve months relating to previously designated cash flow hedges is $1,034.

OCEAN RIG UDW INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9.   Financial Instruments and Fair Value Measurements- (continued):

The effects of derivative instruments not designated or qualifying as hedging instruments on the unaudited interim condensed consolidated statements of operations is as follows:

		Amount of Gain/(Loss)
Derivatives not designated as hedging instruments	Location of Gain or (Loss) Recognized	Nine-month period ended September 30, 2012	Nine-month period ended September 30, 2013
Interest rate swaps	Gain/(loss) on interest rate swaps, net	(32,114)	11,000
Total		$(32,114)	$11,000

The carrying amounts of cash and cash equivalents, restricted cash, trade accounts receivable, and accounts payable and other current liabilities reported in the consolidated balance sheets approximate their respective fair values because of the short-term nature of these accounts. The carrying value approximates the fair market value for floating rate loans. The fair value of the interest rate swaps was determined using a discounted cash flow method based on market-based LIBOR swap yield curves, taking into account current interest rates and the creditworthiness of both the financial instrument counterparty and the Company. The Senior Unsecured Notes and the Drill Rigs Senior Notes have a fixed rate and their estimated fair values are determined through Level 2 inputs of the fair value hierarchy (quoted price in the over-the countermarket). The fair value of the outstanding loan balance which has a fixed rate is estimated through Level 2 inputs of the fair value hierarchy by discounting future cash flows using rates currently available for debt with similar terms, credit risk and remaining maturities. The estimated fair value of the above Senior Unsecured Notes, Drill Rigs Senior Notes and loan at September 30, 2013, is approximately $530,000, $825,664 and $1,962,980, respectively, compared to a carrying value, net of finance fees, of $493,339 $783,583 and $1,841,207 respectively.

The guidance for fair value measurement applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories.

Fair value measurements are classified based upon inputs used to develop the measurement under the following hierarchy:
Level 1--Quoted market prices in active markets for identical assets or liabilities.
Level 2--Observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3--Unobservable inputs that are not corroborated by market data.

The following table summarizes the valuation of assets and liabilities measured at fair value on a recurring basis as of the valuation date.

	September 30, 2013	Quoted Prices in Active Markets for Identical Assets/ Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)

Recurring measurements:
Interest rate swaps - asset position	$12,870	$-	$12,870	$-
Interest rate swaps - liability position	(49,593)	-	(49,593)	-
Total	$(36,723)	$-	$(36,723)	$-

OCEAN RIG UDW INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

10. Common Stock and Additional Paid-in Capital:

Repurchase program

On December 6, 2011, the Company announced that its board of directors had approved a repurchase program for up to a total of $500,000 of the Company's common shares and 9.5% senior unsecured notes due 2016 (Note 8). The Company's common shares and unsecured notes may be purchased under the program from time to time through December 31, 2013. As of September 30, 2013, the Company had not purchased any common shares or unsecured notes under the program described above.

Restricted stock awards

On February 14, 2012, the Company's Compensation Committee approved the grant of 112,950 shares of non-vested common stock to officers and key employees of Ocean Rig, as a bonus for their services rendered during 2011. The shares vest over a period of three years.  The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the shares on the grant date of $16.50 per share.

On March 21, 2012, the Company's Board of Directors approved the 2012 Equity Incentive Plan (the "Plan") and reserved a total of 2,000,000 common shares. Under the Plan, officers, key employees and directors are eligible to receive awards of stock options, stock appreciation rights, restricted stock, restricted stock units, phantom stock units and unrestricted stock.

On May 15, 2012, Ocean Rig's Compensation Committee approved the grant of: a) 4,500 shares of non-vested common stock to an officer as an additional bonus for his services rendered during 2011 and b) 28,200 shares to new recruited employees as a sign-up stock bonus. The shares vest over a period of three years.  The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the Ocean Rig shares on the grant date of $15.92 per share.

On December 5, 2012, 7,500 shares awarded to an officer of the Company. The fair value of the shares on the grant date was $15.75 and the shares vested in March 2013.

 As of December 31, 2012, 2,500 shares have vested, while 77,150 shares were forfeited due to employees' resignations.

On May 16, 2013, the Company's Compensation Committee approved the grant of 192,400 shares of non-vested common stock to the Company's employees. The shares vest over a period of three years. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the Ocean Rig Shares on the grant date of $16.90 per share.

On August 20, 2013, the Company's Compensation Committee approved a sign-on bonus of 150,000 shares of the Company's common stock to Azara, pursuant to a consultancy agreement with Azara effective January 1, 2013, relating to the services of Mr. George Economou as Chief Executive Officer of the Company. The shares vest over a period of two years  with 50,000 shares vesting on the grant date, 50,000 shares vesting on August 20, 2014 and 50,000 vesting on August 20, 2015 respectively. The stock based compensation is being recognized to expenses over the vesting period and based on the fair value of the Ocean Rig Shares on the grant date of $17.56 per share.

The movement during the nine-month period ended September 30, 2013, is presented below:

	Number of non vested shares	Weighted average grant date fair value per non vested shares

Balance January 1, 2013	73,500	16.40
Granted	342,400	17.19
Vested	(62,500)	17.26
Balance September 30, 2013	353,400	17.01

As of December 31, 2012 and as of September 30, 2013, there was $633 and $4,308, respectively, of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted by the Company. That cost is expected to be recognized over a period of two years. For the nine-month periods ended September 30, 2013, an amount of $2,274 representing stock based compensation expense was recorded in "General and administrative expenses", in the accompanying unaudited interim condensed consolidated statements of operations. The total fair value of shares vested during the nine-month period ended September 30, 2013, was $1,079.

OCEAN RIG UDW INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11.  Income Tax

Ocean Rig operates through its various subsidiaries in a number of countries throughout the world. Income taxes have been provided based upon the tax laws and rates in the countries in which operations are conducted and income is earned. The countries in which Ocean Rig operates have taxation regimes with varying rates, as well different deductions, credits and other tax attributes. Consequently, there is not an expected relationship between the provision for/or benefit from income taxes and income or loss before income taxes.

12.  Interest and Finance Cost:

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	Nine-month period ended September 30,
	2012	2013
Interest on long-term debt, including amortization of financing costs	$105,014	$166,172
Amortization of unrealized hedge reserve	9,816	-
Capitalized interest	(30,782)	(49,392)
Commitment fees, bank charges and other financial expenses	2,381	53,456
Total	$86,429	$170,236

13. Earnings/ (Loss) per share

	Nine-month period ended September 30,
	2012			2013
	Income/ (loss) (numerator)	Weighted- average number of outstanding shares (denominator)	Amount per share	Income/ (loss) (numerator)	Weighted- average number of outstanding shares (denominator)	Amount per share
Net Income/(Loss)	$(61,322)	-	-	$23,659	-	-

Less: Allocation of undistributed earnings to non-vested stock	-	-	-	(32)	-	-

Basic and diluted EPS Income/ (loss) attributable to common stockholders	$(61,322)	131,696,928	$(0.47))	$23,627	131,715,545	0.18

Non-vested share-based payment awards that contain rights to receive non forfeitable dividends or dividend equivalents (whether paid or unpaid) and participate equally in undistributed earnings are participating securities and, thus, are included in the two-class method of computing earnings per share for the nine-month period ended September 30, 2013. For the nine-month period ended September 30 2013, non-vested participating restricted common stock were not included in the computation of diluted earnings per share because the effect is anti-dilutive.

Non-vested, participating restricted common stock does not have a contractual obligation to share in the losses and was therefore, excluded from the basic loss per share calculation for the nine-month periods ended September 30, 2012.

OCEAN RIG UDW INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

14.   Commitments and Contingencies

14.1 Legal proceedings

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the offshore drilling business.

The Company has obtained insurance for the assessed market value of the rigs and the drillships. However, such insurance coverage may not provide sufficient funds to protect the Company from all liabilities that could result from its operations in all situations. Risks against which the Company may not be fully insured or insurable for include environmental liabilities, which may result from a blow-out or similar accident, or liabilities resulting from reservoir damage alleged to have been caused by the negligence of the Company.

The occurrence of casualty or loss, against which the Company is not fully insured, could have a material adverse effect on the Company's results of operations and financial condition.

As part of the Company's normal course of operations, the Company's customer may disagree on amounts due to the Company under the provision of the contracts which are normally settled through negotiations with the customer. Disputed amounts are normally reflected in revenues at such time as the Company reaches agreement with the customer on the amounts due.

The Leiv Eiriksson operated in Angola during the period from 2002 to 2007. Ocean Rig UDW's manager in Angola during this period made a legal claim for reimbursement of import/export duties for two export/importation events in the period 2002 to 2007 retroactively levied by the Angolan government. Agreement was reached between the parties to settle this claim for an amount of $6.1 million which was paid by the Company's relevant subsidiary on May 24, 2012, to the claimant, in full and final settlement of the London Court Proceedings. The Company recorded a charge of $6.4 million during the period ended September 30, 2012, which is included under "Legal settlements and other, net" in the accompanying unaudited interim condensed consolidated statement of operations.

On May 10, 2013, Drillship Hydra Owners Inc., being the owning company of drilling unit Ocean Rig Corcovado, filed a claim against Capricorn Greenland Exploration 1 Limited and Cairn Energy Plc with the High Court in London in connection with the loss of daily earnings and cost of repair for the blowout preventer of the Ocean Rig Corcovado in June and July 2011. In July 2013, the Company reached a commercial agreement out of court with Capricorn Greenland Exploration 1 Limited and Cairn Energy Plc to receive a compensation amounting to $5.0 million and a Settlement Agreement and Release dated September 11, 2013 was entered and relevant claim filed in the High Court in London, U.K. was dropped. In this respect, the Company recorded a charge of $6.0 million during the nine month period ended September 30, 2013, which is included under "Legal settlements and other, net" in the accompanying unaudited interim condensed consolidated statement of operations.

14.2 Contractual Revenue:

Future minimum contractual revenue, based on drilling units committed to non-cancelable, contracts as of September 30, 2013, amount to $1,771,828 for twelve months ending September 30, 2014, $1,483,665 for twelve months ending September 30, 2015, $995,512 for the twelve months ending September 30, 2016, $317,608 for the twelve month ending September 30, 2017 and $89,932 for the twelve month ending September 30, 2018 and thereafter. These amounts do not include any assumed off-hire.

14.3 Purchase Obligations:

The following table sets forth the Company's contractual purchase obligations as of September 30, 2013.

Obligations:	Total	1st year	2nd year	3rd year
Drillship shipbuilding contracts	$1,593,318	$783,218	$439,100	$371,000
Total obligations	$1,593,318	$783,218	$439,100	$371,000

OCEAN RIG UDW INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

 14.4 Rental Payments

The Company has operating leases mostly relating to premises, the most significant being its offices in Stavanger, Rio de Janeiro, Jersey and Aberdeen. As of September 30, 2013, the future obligations amount to $1,453 for the twelve months ending September 30, 2014 and $712 for twelve months ending September 30, 2015 and $634 for the twelve months ending September 30, 2016, $242 for the twelve months ending September 30, 2017 and $228 for the twelve months ending September 30, 2018 and thereafter.

15.   Subsequent Events:

15.1 The deliveries of the newbuildings Ocean Rig Skyros and Ocean Rig Athena are rescheduled for January 2014 and February 2014 respectively, due to the late delivery of third party and sub-supplier equipment.

15.2 On October 29, 2013, the Company agreed with a major oil company to extend for 60 days the expiration of the previously announced Letter of Award for its ultra deepwater drillship Ocean Rig Skyros.

15.3 On November 4, 2013, the Ocean Rig Mylos commenced drilling operations under the three year contract with Repsol Sinopec Brazil S.A.